02055760

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Techmarine International PLC

*CURRENT ADDRESS Darenth House
60 High Street
Otford
Sevenoaks
Kent TN14 5TL

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

FILE NO. 82- 34690 FISCAL YEAR 12/31/01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: GBS

DATE : 11/11/02

**If you are in any doubt about the contents of this document you should consult a person authorised under the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities. The whole of the text of this document should be read. You should be aware that an investment in the Company includes a high degree of risk and prospective investors should also carefully read the section entitled "Risk factors" in Part 2 of this document.**

This document is an Admission Document in relation to the Alternative Investment Market of the London Stock Exchange. It has been drawn up as a prospectus in accordance with the requirements of the Public Offers of Securities Regulations 1995 ("POS Regulations").

The Directors and the Proposed Director of Techmarine International plc, whose names, business address and functions appear on page 3, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Proposed Director (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Under no circumstances should the information contained in this document be relied upon as being accurate at any time after Admission.

**Application has been made for the whole of the ordinary share capital of Techmarine International plc in issue to be admitted to trading on the Alternative Investment Market of the London Stock Exchange plc ("AIM"). AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk than that associated with established companies tends to be attached. AIM securities are not admitted to the Official List of the UK Listing Authority ("Official List"). A prospective investor should be aware of the potential risks in investing in such companies and should make the decision to invest only after careful consideration and consultation with his or her own independent financial adviser.**

**The rules of AIM are less demanding than those of the Official List. It is emphasised that no application is being made for admission of these securities to the Official List. Further, the London Stock Exchange has not itself approved the contents of this document. No application has been made for the Ordinary Shares to be listed on any other recognised investment exchange.**

**It is expected that dealings in the Ordinary Shares will commence on AIM on 8 August 2002.**

---

**TMI** TechMarine International

# TECHMARINE INTERNATIONAL PLC

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered number 3836810)



## ADMISSION TO TRADING ON THE ALTERNATIVE INVESTMENT MARKET

| Nominated Adviser | Broker |
|---|---|
| Nabarro Wells & Co. Limited | J. M. Finn & Co. |

---

**Share capital**

| | *Authorised* | | *Issued and fully paid* | |
|---|---|---|---|---|
| | *Amount* | *Number* | *Amount* | *Number* |
| *Ordinary Shares of £0.001 each* | *£200,000* | *200,000,000* | *£50,000* | *50,000,000* |

All the Ordinary Shares will, upon Admission, rank *pari passu* in all respects and will rank in full for all dividends and other distributions declared, paid or made in respect of Ordinary Shares after Admission. Nabarro Wells & Co. Limited and J. M. Finn & Co., which are each regulated by the Financial Services Authority, are acting as Nominated Adviser and Broker (respectively) for the Company in relation to the Admission, and will not be responsible to any other person for providing the protections afforded to customers of Nabarro Wells & Co. Limited or J. M. Finn & Co., or for providing advice in relation to the contents of this document or any matter referred to herein. Neither Nabarro Wells & Co. Limited nor J. M. Finn & Co. have authorised the contents of any part of this document for the purposes of Regulation 13(1)(g) of the POS Regulations and (without limiting the statutory rights of any person to whom this document is issued) no liability whatsoever is accepted by Nabarro Wells & Co. Limited or J. M. Finn & Co. for the accuracy of any information or opinions contained in this document or for the omission of any material information from this document, for which the Company the Directors and the Proposed Director are solely responsible.

## CONTENTS

## DIRECTORS, SECRETARY AND ADVISERS

| | |
|---|---|
| **Directors:** | George Purdie, Managing Director<br>Neil Alexander MacLeod Campbell, Finance Director |
| **Proposed Director:** | Gerald Martin Harrison, Business Development Director |
| **Registered Office and Directors' business address** | Darenth House<br>60 High Street<br>Otford<br>Sevenoaks<br>Kent TN14 5TL |
| **Secretary** | Neil Alexander MacLeod Campbell FCCA |
| **Nominated Adviser** | Nabarro Wells & Co. Limited<br>Saddlers House<br>Gutter Lane<br>London EC2V 6HS |
| **Broker** | J. M. Finn & Co.<br>Salisbury House<br>London Wall<br>London EC2M 5TA |
| **Reporting Accountants and Auditors:** | Lewis Knight<br>Suite D, Pinbrook Court<br>Venny Bridge<br>Exeter EX4 8JQ |
| **Solicitors to the Company** | Charles Russell<br>8-10 New Fetter Lane<br>London EC4A 1RS |
| **Bankers** | National Westminster Bank Plc<br>67 High Street<br>Sevenoaks<br>Kent TN13 1LA |
| **Registrars** | Neville Registrars Limited<br>Neville House<br>18 Laurel Lane<br>Halesowen<br>West Midlands<br>B63 3BR |

## DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

| | |
|---|---|
| "Act" | the Companies Act 1985, as amended |
| "Admission" | the admission of the Ordinary Shares to trading on AIM in accordance with the AIM Rules |
| "AIM" | the Alternative Investment Market of the London Stock Exchange |
| "AIM Rules" | the rules applicable to AIM as published by the London Stock Exchange |
| "Articles" | the articles of association of the Company |
| "Board" or "Directors" | the directors of the Company and the Proposed Director (save as stated otherwise) |
| "CGG Marine" | CGG Marine Resources Norge A/S, a subsidiary of Compagnie Generale de Geophysique, SA |
| "Company" or "TMI" | Techmarine International plc |
| "CREST" | the computerised settlement system to facilitate the transfer or title to shares in uncertificated form operated by CRESTCo |
| "CRESTCo" | CRESTCo Limited |
| "DNV" | Det Norske Veritas, TMI's auditor for the purposes of the ISM |
| "Eagle" | Eagle Geophysical, Inc., a US corporation (formerly Nasdaq-listed and the holding company of Horizon) |
| "Horizon" | Horizon Exploration Limited |
| "IMO" | International Maritime Organisation, the United Nations Agency responsible for safety at sea, by enforcement of the ISM |
| "ISM" | International management code for the safe operation of ships and pollution prevention |
| "J M Finn" | J.M. Finn & Co. |
| "London Stock Exchange" | London Stock Exchange plc |
| "Nabarro Wells" | Nabarro Wells & Co. Limited |
| "Ordinary Shares" | ordinary shares of £0.001 each in the capital of the Company |
| "POS Regulations" | the Public Offers of Securities Regulations 1995 |
| "Proposed Director" | Gerald Martin Harrison |
| "Safety Management System" | TMI's compliance procedures for safety management, audited by DNV as compliant with the ISM |
| "SEI" | Seismic Exploration, Inc. |
| "UKLA" | the UK Listing Authority of the Financial Services Authority, acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 |

The following information is derived from and should be read in conjunction with the full text of this document. You should read the whole of this document, and not rely solely on the key information set out below. **Your attention is drawn to the Risk Factors set out in Part 2 of this document.**

**Business**

TMI's principal activity is the provision of independent ship management services to the marine geophysical or seismic industry. This activity involves the efficient running of vessels and does not involve any participation in seismic data acquisition and exploration, which is the domain of TMI's clients. George Purdie, Neil Campbell and Gerald Harrison have been involved in the marine geophysical industry and worked together for 20 years up until April 1999. Messrs Purdie and Campbell founded TMI in September 1999 to develop specialist ship management in a new format.

TMI's principal activity is technical ship management. It has two 3D seismic vessels under management for CGG Marine and SEI respectively, with contracts tailored by TMI to meet the needs of their clients. In traditional ship management the manager acts as an agent for the owner, such that all costs are borne by the owner. The manager will charge a relatively small fee in addition to recharging costs incurred.

Although the traditional approach has been and continues to be the norm, the Directors believe that it can give rise to difficulties where the vessel is being used for highly specialist operations rather than simply moving from port to port. The Directors understand that there are significant cost-overruns to the vessel owner if the vessel is not productive, but these cost-overruns do not matter to the traditional ship manager as it continues to recharge costs and earn fees. TMI has altered this traditional model such that it is incentivised to minimise the cost-overruns.

Within its niche market of providing services exclusively to the marine geophysical industry, so far as Directors are aware, TMI is the only ship manager which specializes in risk-sharing management services. Although TMI is a relatively new participant, there is no single dominant company providing specialist ship management. The market is currently fragmented between managers and ship owners, some of which provide ship management services within their charter arrangements. So far as the Directors are aware, none of the leading ship owners/managers within this segment manages more than twelve 3D vessels.

Ship management is a well-regulated industry, and TMI maintains a compliant Safety Management System for the operation of vessels under an international maritime safety code (the ISM) which is enforced by the IMO (International Maritime Organisation). TMI audits its suppliers to ensure that they also comply with TMI's best practice policies as laid down in the Safety Management System.

**Expected timetable**

| | |
|---|---|
| Publication of this admission document | 2 August 2002 |
| Admission and dealings in the Ordinary Shares commence on AIM | 8 August 2002 |

## PART 1
## INFORMATION ON THE COMPANY

### Introduction

TMI's principal activity is the provision of independent ship management services to the marine geophysical, or seismic, industry. This activity involves the efficient running of vessels and does not involve any participation in seismic data acquisition and exploration, which is the domain of TMI's clients.

### History and background

George Purdie, Neil Campbell and Gerald Harrison have been involved in the marine geophysical industry and worked together for 20 years up until April 1999. Messrs. Purdie and Campbell founded the Company in September 1999 to develop geophysical ship management in a new format, with limited exposure to the cyclical nature of the seismic data acquisition market.

TMI's first assignment in December 1999 was to manage the vessel Labrador Horizon for its owner, the Bank of Scotland, and then as its sales agent for the vessel. In April 2001 the vessel was sold to SEI. Subsequently, in a competitive tender TMI secured the management contract for Labrador Horizon with its new owner.

### Business

TMI's principal activity is technical ship management. The Directors believe that additional revenues could also be generated from specialist vessel operations and project management.

#### *Specialist ship management*

Individual management contracts are tailored by TMI to meet the needs of each of their clients. TMI has two ship management contracts: one with CGG Marine (for the CGG Symphony) and the other with SEI (for the Laurentian formerly the Labrador Horizon). The contract with CGG Marine commenced in March 2002 and expires in March 2004 and the contract with SEI commenced in April 2001 and expires in April 2003. Further details of these contracts are set out in Part 3.

In traditional ship management the manager acts as an agent for the owner, such that all costs are borne by the owner. The manager will charge a relatively small fee in addition to recharging costs incurred.

Although this traditional approach has been and continues to be the norm, the Directors believe that it can give rise to difficulties where the vessel is being used for highly specialist operations rather than simply moving from port to port. The Directors understand there are significant cost-overruns to the vessel owner if it is not productive, but these cost-overruns do not matter to the traditional ship manager as it continues to recharge costs and earn fees. TMI has altered this traditional model such that it is incentivised to minimize the cost-overruns.

The ability of the Company to manage its risk exposure and thereby secure a premium return is based on the extensive knowledge and experience of the Board and its employees in operating specialist vessels. Both the Laurentian and the CGG Symphony are conducting 3D seismic surveys and the CGG Symphony belongs to the most sophisticated class of seismic vessels in the marketplace.

TMI appoints a senior member of staff as superintendent for each vessel who deals with all requests from the vessel's crew in respect of maritime matters. TMI is responsible for organising crewing facilities for both vessels and sources its crews from Gulfmark Offshore, Inc., its principal crew supplier. The CGG Symphony has a crew of 19 and the Laurentian has a crew of 17, which are both regularly rotated.

Ship management can comprise a wide range of services from full ship management, which the Company currently undertakes, to crisis management and other more specific functions. The Company intends to offer a full portfolio of services to its customers.

*Vessel logistical operations*

The development of specialist vessel logistical operations, procedures and support enables vessels to remain at sea almost indefinitely. TMI has the expertise to provide these specialist operations, which include dynamic refuelling at sea and the delivery of essential supplies of spares, crew and food, by contracting and coordinating specialist vessels and aircraft.

*Project management*

TMI has access to a specialist pool of marine engineers, surveyors and naval architects. The Company may use this resource to manage specific projects such as vessel conversions and dry-docking.

### The offshore geophysical industry

The Directors have wide experience of the seismic industry, which the Directors believe, enables the Company to operate more effectively as a specialized ship manager of seismic vessels for the geophysical companies which are their owners. In the past, the Directors have been directors of a geophysical data acquisition company and therefore consider that they have a very clear understanding of the needs of their customers.

The geophysical industry acquires onshore and offshore seismic data for use by oil and gas companies to identify and image underground geological structures likely to trap hydrocarbons, both to aid in the exploration for new hydrocarbon reservoirs and to enhance production from existing reservoirs. In addition, seismic data is used to identify any hazards in advance of choosing a drilling location ("hazard surveys").

Offshore (marine) seismic data is acquired by releasing acoustic energy through the water into the seabed; the energy is reflected from various subsurface strata back to hydrophones towed behind the seismic vessel in streamer arrays. The data collected by the hydrophones is transmitted to sophisticated recording equipment on the vessel and subsequently processed to produce computer generated three-dimensional (3D) images or two-dimensional (2D) cross sections of subsurface geological formations. These cross sections and images are used by oil and gas companies to evaluate the potential for production of oil and gas. Time-lapse 3D (or so-called "four-dimensional" (4D)) imaging, which is repeated frequently to show how reservoir characteristics change over time, has recently been developed and is expected to be used by the oil industry in the management of existing reserves in the short to mid-term.

### Safety management systems

TMI maintains a compliant Safety Management System for the operation of vessels under the ISM, which became mandatory in July 2002. TMI's Safety Management System is compliant with the ISM and TMI audits its suppliers to ensure that they also comply with TMI's best practice policies as laid down in the Safety Management System.

The internationally recognised body responsible for safety at sea under the ISM is the IMO. The International Association of Classification Societies ("IACS") is one of the primary means by which the shipping industry is regulated and its members are authorised by more than 100 IMO member states to audit compliance with the ISM to grant appropriate certification. TMI appointed DNV, a member of IACS, for this purpose at the beginning of 2000.

Each managed vessel in operation must have a Safety Management Certificate ("SMC"). This certificate attaches not to the vessel alone but to the vessel as managed by its manager. If a vessel were to lose its manager then the benefit of the SMC certificate is lost to the owner and the vessel cannot sail until a new manager obtains a new SMC certificate, in accordance with its own safety management systems. The SMC is obtained by audit through an IMO recognised audit body and is valid for a maximum of 5 years. Annual compliance audits of TMI are undertaken by DNV.

TMI is also required under the regulations of the IMO to obtain, through audit, a Document of Compliance ("DOC"). TMI has undertaken the internal process of writing and implementing a safety management system, which is in accordance with the IMO regulations and code. This system has been externally monitored and audited by DNV. TMI has been granted a DOC without qualification. The DOC is valid for 5 years. DNV undertakes annual audits to ensure continued compliance and the DOC is endorsed by DNV accordingly.

The legal entity certificated by the DOC is TMI, so that if key staff were to leave, the Company would not lose its right to continue to manage ships under its current DOC. The Directors believe they have sufficient expertise to continue to pass DOC audits without relying on any one key member of staff.

TMI is required to appoint a "Designated Person" who is responsible for safety liaison between the master of the vessel and the Managing Director of TMI. TMI has appointed its General Manager, Eamon Murphy, to this role which is effectively to liaise between the Company's operations managers and the master of each vessel. The Designated Person should have direct access to the highest level of management within the Company. The Designated Person may not be a person who is responsible for the day to day operational performance of the vessels, in order to avoid conflict of interest issues.

TMI is also required to appoint an internal auditor who is responsible for compliance with the ISM and vessel operations. TMI has appointed Peter Court as internal auditor. This officer has operational and also budget responsibilities and should not therefore be the Designated Person.

**Markets and competition**

The ship management market is large and diverse and covers a wide range of vessels, from tankers, product carriers and other goods carriers to the more specialist offshore supply and service vessels, exploration, research and cable laying vessels.

TMI provides its services exclusively to the marine geophysical industry and is the only ship manager, so far as the Directors are aware, which specializes in risk-sharing management services. The Directors consider that traditional ship management is a low risk, low return business, whereby the manager acts only as an agent for the owner, such that all costs are borne by the owner.

As explained above, the offshore seismic and geophysical marketplace can be further segmented into three areas of activity: 2D (including both exploration and hazard surveys), 3D and 4D surveys. The Directors believe that there are currently approximately 50 vessels operating 2D surveys and a further 40 vessels operating 3D surveys. The 4D marketplace is being developed by seismic acquisition companies but there has been no significant market penetration to date. The Directors estimate (based on the number of vessels and their knowledge of the likely daily rates for ship management) that overall this market represents between US$200-300 million per annum in ship management costs.

Although within this niche marketplace TMI is a relatively new participant, there is no single dominant company providing specialist ship management. The market is currently fragmented between managers and ship owners, some of which provide ship management services within their charter arrangements. So far as the Directors are aware, none of the leading ship owners/managers within this segment manage more than twelve 3D vessels.

**Summary of financial information**

The following table sets out the key financial information relating to the Company, which has been extracted from the Accountants' Report set out in Part 4 of this document.

| | four months ended 31 December 1999 | year ended 31 December 2000 | year ended 31 December 2001 |
|---|---|---|---|
| | 1999 | 2000 | 2001 |
| | £'000 | £'000 | £'000 |
| Turnover | 189 | 3,283 | 4,449 |
| Gross profit | 164 | 1,373 | 2,034 |
| Profit before tax | 85 | 139 | 86 |

At 31 December 2001, the net assets of the Company amounted to £229,000.

**Directors and management**

**Directors**

The board currently comprises two Directors. Gerald Harrison will be appointed to the Board with effect from Admission and the Board intends to appoint a non-executive director in due course.

In 1993, George Purdie, Neil Campbell and Gerald Harrison purchased the marine assets of Simon-Horizon Limited in a management buy-out, through Horizon, in which they were each major shareholders. The business expanded into the USA and in 1997 was acquired by Eagle, which was then only involved in the acquisition of onshore seismic data. Messrs. Purdie and Harrison then became directors and officers of Eagle and Mr Campbell an officer. Eagle was floated on NASDAQ in August 1997, to raise funds, inter alia, to acquire further vessels to expand the fleet to seven seismic acquisition vessels.

In the late nineties the seismic market hit a downturn and in 1999, after taking advice on the financial condition of Horizon's parent, Messrs. Purdie and Campbell applied to the courts to put Horizon into administration in the UK. Shortly afterwards Eagle and certain of its subsidiaries took Chapter 11 protection in the US. Horizon subsequently entered into a CVA and Eagle has since emerged from Chapter 11 bankruptcy, further details of these matters are set out in paragraph 5 of Part 5.

*George Purdie*, aged 47, is the Managing Director. He has a degree in physics and an MBA. After leaving university he conducted research for GEC, Unilever and Rutherford

Research Laboratories. He then conducted oil exploration surveys overseas before joining Simon-Horizon Limited, a subsidiary of Simon Engineering plc engaged in project management including ship operations. During 13 years with Simon-Horizon Limited he became Marine Acquisition Manager and then Operations Director. In 1993, together with his fellow directors he undertook a management buy out of the marine assets of Simon-Horizon Limited, which subsequently was acquired by Eagle, as described in more detail above. In 1999 he co-founded TMI.

*Neil Alexander MacLeod Campbell*, aged 47, is the Finance Director and Company Secretary. He has a degree in economics and chemistry and is a Certified Accountant. On graduation he worked for BP as an accountant and then joined Simon-Horizon Limited as a project accountant, later becoming Chief Accountant and then Finance Director. In 1993, together with his fellow directors he undertook a management buy out of the marine assets of Simon-Horizon Limited, which was subsequently acquired by Eagle, as described in more detail above. In 1999 he co-founded TMI.

*Gerald Martin Harrison*, aged 48, with effect from Admission, will be the Business Development Director. He has qualifications in business, digital electronics and management development. His career in the seismic survey market commenced in 1972 when he joined Geophysical Service International, Inc. where he had various field-crew roles. From 1976 until 1993 he worked for various Horizon companies becoming Managing Director of Horizon in 1989, where he focussed on the marketing of seismic vessels and land crews and data processing centres on a worldwide basis. In 1993, together with his fellow directors he undertook a management buy out of the marine assets of Simon-Horizon Limited, which was subsequently acquired by Eagle, as described in more detail above. In 1999, he joined Aker Maritime ASA and was later appointed as Executive Vice President. Subsequently when Aker sold their seismic activity to CGG, he transferred with the business and became a director of CGG Offshore UK Limited and acted as Executive Vice President for CGG's offshore strategic business unit. His position included responsibilities for three business units with activities covering marine seismic survey, navigation and positioning, and well-logging, respectively.

### Management

*Eamon Murphy*, aged 56, is the Commercial Manager dealing with contractual issues arising from Management Agreements with clients, suppliers and shipyards, insurance claims and renewals and safe and efficient transport of crew and goods to vessels around the world. He is also responsible for the Company's ISM compliance, which ship management companies are obliged to qualify for and maintain under audit. He has been with TMI since it started business and was previously Commercial Manager with Simon-Horizon Limited. Prior to that he set up and ran a business engaged in paper import and conversion and worked for the New Zealand High Commission, where he was involved in the building and commissioning of two frigates.

*Peter Court*, aged 51, is the Operational Manager dealing with all aspects of performance of the vessels, liaising with the ships' senior crew to ensure the continued safe working and efficient productivity of the vessels within the remit of the ISM. He also oversees specific vessel repair or upgrade programmes as required by statutory or regulatory authorities, or by the clients' needs. He has been with TMI since it started business and was previously Engineering Manager with Simon-Horizon Limited, before which he spent 23 years with the Royal Navy, reaching the rank of Lt. Cmdr. as an engineer.

*Christine Ham*, aged 42, is the Finance Manager dealing with efficient processing of invoices in line with contractual arrangements, cash management and foreign currency management, financial control of specific projects and production of management accounts, budgets and cash flow forecasts. In addition Christine also has responsibility for human resources and information technology. Prior to joining TMI, she worked in the Finance Department of Horizon.

*Mark Taylor*, aged 40, is in-house legal counsel and he assists Neil Campbell with company secretarial matters. He is a qualified solicitor and he is also responsible for providing legal advice to the board. After qualifying he lectured in law for the Chartered Institute of Management Accountants, following which he practiced as a solicitor, specialising in corporate and commercial work.

**Share option agreements**

The Company has granted options over 12,500,000 Ordinary Shares (amounting to approximately 25 per cent. of the issued share capital of the Company on Admission) to the Directors (excluding the Proposed Director) and current shareholders of the Company. Options have been granted by separate option agreements on identical terms. Details of the share option agreements are set out in paragraph 4 of Part 5.

On Admission, share option agreements will also be entered into between the Company and each of Nabarro Wells and J M Finn. Details of these agreements are also set out in paragraph 4 of Part 5.

**Current trading and prospects**

The Directors are satisfied that the Company continues to trade in accordance with current expectations and in line with the management of two vessels under contract. The Directors are in negotiation for further ship management contracts, which, if won, could have a materially beneficial impact on the financial performance of the Company.

**Reasons for Admission**

The Directors believe that Admission will raise the profile of the Company in its market and enable it, more easily, to secure new management contracts. In addition, following Admission the Company plans to adopt a share option scheme, which will enable it to offer employee share options to its staff.

**Working capital**

The Directors consider that they have sufficient resources for their present requirements, that is for at least the 12 months following Admission. However, it is likely that the Company will need further capital in order to expand and develop the business of the Company in the future.

**Dividends**

The nature of the business, given its early stage of development, means that it is unlikely that the Directors will be recommending a dividend at an early stage. The Directors believe the Company should seek to generate capital growth for its shareholders and may recommend distributions at some future date, depending upon the generation of sustainable profits, when it becomes commercially prudent to do so.

**Taxation**

The attention of shareholders is drawn to the information contained in paragraph 9 of Part 5 below.

**CREST**

The Directors have applied for the Ordinary Shares to be admitted to CREST with effect from Admission and CRESTCo Limited has agreed to such admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if the relevant shareholder so wishes. CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so.

**The City Code on Takeovers and Mergers**

Rule 9 of the City Code on Takeovers and Mergers (the "City Code") stipulates, *inter alia*, that a person or group of persons acting in concert owning shares carrying (i) 30 per cent. or more but not more than 50 per cent. or (ii) less than 30 per cent. of the voting rights of a public company will incur a mandatory bid obligation and will be required to make a general offer to shareholders to acquire the balance of the equity share capital of that company if in the case of (i) above, they acquire any further shares carrying voting rights or, in the case of (ii) above, they acquire further shares resulting in their holding voting rights being 30 per cent. or more.

George Purdie and Neil Campbell each currently hold approximately 32 per cent. of the Ordinary Shares. This Rule 9 obligation would normally therefore apply to George Purdie or

Neil Campbell should they, or any persons acting in concert with either of them, acquire further Ordinary Shares or, if they are diluted below 30 per cent. of the voting rights of the Company, they were, or any persons acting in concert with either of them, to acquire further shares resulting in their carrying 30 per cent. or more of the voting rights in the Company. However, the Panel on Takeovers and Mergers has agreed that a mandatory bid under Rule 9 of the City Code will not arise in respect of the exercise by George Purdie of any of the 4,000,000 options granted to him, nor in respect of the exercise by Neil Campbell of any of the 4,000,000 options granted to him, as referred to in the paragraph headed "Share Option Agreements" above and at paragraph 4 of Part 5.

In the event that either George Purdie or Neil Campbell were to exercise in full all of his options but there is no other change in the issued share capital of the Company, he would hold 20,000,000 Ordinary Shares, representing approximately 37 per cent. of the then issued share capital of the Company. In the event that George Purdie and Neil Campbell were to exercise in full all of their options at the same time, but there is no other change in the issued share capital of the Company, they would, together, hold 40,000,000 Ordinary Shares, representing approximately 70 per cent. of the then issued share capital of the Company.

**Corporate governance**

As the Company will be admitted to AIM, the Company is not required to comply with the Combined Code on the Principles of Good Governance and Code of Best Practice (the "Combined Code"). However, the Directors intend to implement such steps (having regard to the size and current stage of development of the Company) to comply, as far as practical, with the Combined Code. The Directors intend to appoint a non-executive Director in due course and will establish audit and remuneration committees when appropriate. The Company has adopted and will operate a share dealing code for the Directors and employees on the same terms as the Model Code, as set out in the Listing Rules of the UKLA.

**Restriction on dealings**

The Directors and certain other shareholders have agreed not to dispose of their Ordinary Shares for a period of 12 months following Admission without the prior written consent of Nabarro Wells and J M Finn. These agreements relate to 45,500,000 Ordinary Shares, representing 91 per cent. of the issued Ordinary Share capital of the Company.

## PART 2
## RISK FACTORS

**In addition to the usual risks associated with an investment in a business at an early stage of development, the Directors consider the following risk factors to be the most relevant to potential investors. It should however be noted that this list may not be exhaustive and that certain other risk factors may apply.**

### Activity in the geophysical market

Although TMI has relatively long-term contracts and charges its management fees on a fixed daily basis, in the longer term demand for TMI's services will be substantially dependent upon the level of expenditure committed by the oil and gas industry for seismic exploration. Factors that affect the oil and gas industry include worldwide demand for energy, national government and political decisions, the level of OPEC production and its effect on crude oil pricing and technology advances that effect energy consumption. The level of expenditure which oil and gas exploration companies can expend will materially affect the number of seismic vessels contracted by the industry and could lead to a diminished market for the Company in terms of the number of contracts available for tender.

### Reliance upon existing contracts

Contracts are usually for 2 years or more, and then subject to review or possible re-tendering. There is no assurance that TMI can commercially protect its market advantage with respect to its existing contracts and/or procedures, which may impair the ability of TMI to obtain additional contracts. Further, the Company has only a relatively short operating history on which to evaluate its business and prospects. Its prospects should be considered in the light of the risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development and its success will depend largely upon its ability to maintain existing, and to secure further, ship management contracts. As described in Part 3, each of the Company's existing ship management contracts contains force majeure clauses such that where a force majeure event occurs neither the Company nor the vessel owner shall be liable for any loss, damage, or delay or failure in the performance of the agreement. If the force majeure event has not ceased within 90 days of its occurrence the agreement may be terminated by either party. Certain liabilities under the existing ship management contracts are insured. Where sums become recoverable under these insurance policies the Company may not fully recover its loss and/or experience delays in recovering such amounts.

### Regulation of the marine industry

The marine industry is heavily regulated and ship managers in particular need to satisfy the ISM as regulated by the IMO. In the event that TMI were to lose its certification, which is subject to annual audit, TMI would be in breach of its ship management contracts and subject to a partial or possibly complete loss of its revenues. TMI may also suffer impaired financial performance by its inability to comply with changes in other laws and regulations, tax and labour laws and/or restrictive actions by governments in relevant jurisdictions.

**Dependence on key personnel**

The Company is dependent on members of its senior management team. The departure from the Company of any of its Directors or senior management team in the short term could have a materially adverse effect on the Company's business. Whilst the Company has entered into service agreements with each of these people, the retention of their services cannot be guaranteed.

**Crewing and supplier arrangements**

TMI relies materially on certain existing relationships with suppliers of crewing staff. The loss of such relationships, were they not to be replaced, may substantially impair TMI's ability to adequately service its existing or future contracts. In addition, it may necessitate additional salaries and expenditure for the Company to be able to otherwise provide these services in-house. Further, TMI is required to provide substantial numbers of specialist crew to vessels under its management and it may suffer loss or disruption of its business operations from the restriction of movement of crew members between countries.

**Exchange risk**

TMI's contracts are currently denominated in US$, which is standard for the oil and gas industry. Whilst the Company undertakes limited hedging activities directly related to that percentage of its expenses which are not denominated in US$, exchange rate changes may affect TMI's financial performance when payment of costs are made in local currencies. Any consequent increase in its costs may also adversely affect the profitability of existing and future contracts.

**Political risk**

Companies operating within the broader oil and gas exploration sector are particularly exposed to political risk. In particular any conflict in the Middle East or other regions may cause a disruption of seismic research in waters near any such conflict. There is a further risk that any such disruption could lead to an excess of capacity, which in turn could depress the market conditions for ship management services.

**Investment risk**

Potential investors should be aware that the value of Ordinary Shares and income from them can go down as well as up and that an investment in a share, which is traded on AIM, might be less realisable and might carry a higher risk than a share listed on the Official List of the London Stock Exchange. TMI has sufficient funds for its existing requirements, that is over the next 12 months, although in the future it may require additional resources in order to be able to satisfy new contracts.

**Liquidity**

The Ordinary Shares are not listed on the Official List of the London Stock Exchange and although they are to be traded on AIM, this should not be taken as implying there will be a liquid market in the Ordinary Shares. Following Admission a significant proportion of the issued Ordinary Shares will be held by a small number of shareholders, including the Directors and there is consequently a relatively small free float. Further, 91 per cent. of the Ordinary Shares will be subject to restrictions on dealing for 12 months from the date of Admission, which may further restrict the number of Ordinary Shares available for trading.

# PART 3
# SUMMARIES OF SHIP MANAGEMENT CONTRACTS

## 1 CGG Marine

*(a) General*

A ship management agreement dated 15 March 2002 between (1) CGG Marine and (2) the Company for the provision of management services by the Company for the CGG Symphony (the "Vessel").

The agreement takes the form of the Baltic and International Maritime Council "Shipman 98" standard management agreement, with subsequent amendments agreed by the parties.

*(b) Duration*

The agreement commences on 15 March 2002 for a period of two years. If the Vessel is employed in seismic operations or at sea, the agreement is automatically extended for a period not exceeding 4 months up to the end of the seismic operations or its voyage. CGG Marine also has the option to extend the agreement for two further periods of two years each (by giving three months notice prior to expiry). The term "Management Period" means the period from commencement to termination of the agreement.

*(c) Provision of management services*

The Company provides the services as agents for CGG Marine and the Company's obligations include, among other things:

(i) selecting, engaging and providing a suitably qualified crew;
(ii) dealing with payroll and pension arrangements;
(iii) ensuring that the requirements of the law governing the flag of the Vessel (currently the Bahamas) are met in relation to the crew;
(iv) arranging transportation and repatriation of each crew member; and
(v) training the crew and supervising its efficiency.

The Company is also obliged to provide technical management services, including the provision of personnel to supervise the maintenance and general efficiency of the Vessel, dry dockings, repairs, alterations and upkeep of the Vessel (excluding the seismic equipment), to arrange the supply of stores, provisions, spares and lubricating oil, to appoint any necessary surveyors or consultants and to develop and implement a safety management system in accordance with the ISM. The Company, in providing these technical management services, must comply with the requirements of the law governing the flag of the Vessel and is deemed to take over all duties and responsibilities under the ISM.

The Company arranges all software relating to the navigation of the Vessel in the name of CGG Marine but at the Company's cost. CGG Marine arranges the software licences in relation to the seismic equipment.

(d) *Costs and expenses*

The Company pays for all costs and expenses relating to the crewing, maintenance and operation of the Vessel, its machinery and equipment (excluding the seismic equipment), dry docking, repair costs, any deductibles under the insurance, and maintaining the Vessel's registration under the current flag. These costs and expenses are the Company's costs and the Company's fee is calculated to cover these items. The Company is responsible for maintaining the Vessel and its machinery and equipment (excluding the seismic equipment) in the same condition as at the time of commencement (fair wear and tear excepted).

During the Management Period, CGG Marine will pay for, among other things, the Vessel's fuel, port charges, pilotage, launch and tug assistance, dock and harbour charges, insurance of the Vessel and repair/maintenance of the seismic equipment.

(e) *Management fee*

CGG Marine pays to the Company a daily management fee which is escalated by 3% per year commencing 1st January 2003. The management fee is maximised when certain performance criteria are met.

All other expenses due from either party under the agreement must be invoiced separately by one party to the other monthly in arrears. Late payment under the agreement by either party in relation to expenses (i.e. within 30 days of the due date) carries interest at the rate of 8% per annum, calculated on a daily basis.

(f) *CGG Marine personnel*

CGG Marine provides the seismic equipment and its own on board personnel (maximum of 51 persons) for the seismic survey operations. CGG Marine pays a specified amount per man on board per day to the Company.

(g) *Insurance*

CGG Marine will maintain at its own expense the cost of insuring the Vessel and all the seismic equipment and P&I insurance to cover, among other things, the marine crew. The Company must maintain insurance for its employees to the extent that its P&I policy does not provide such cover.

(h) *Liabilities and indemnities*

Neither party is liable for the consequences of a force majeure event. If the force majeure event has not ceased within 90 days of its occurrence, the agreement can be terminated by either party.

CGG Marine indemnifies the Company and its employees against all actions and claims arising in connection with performance of the agreement. The Company is stated to be under no liability to CGG Marine for any personal injury or death or other liabilities unless arising from the negligence or wilful act or omission of the Company. CGG Marine is under no liability to the Company for any personal injury or death, loss, damage, delay or expense, indirect or direct in the course of performance of this agreement.

CGG Marine is liable for and indemnifies the Company against all claims arising out of pollution damage and the cost of clean up brought about by acts or omissions of CGG Marine or the Company unless the gross negligence, wilful act or omission of the Company is not covered by the P&I insurance cover.

(i) *Rights of assignment*

In the event of transfer of ownership of the Vessel, the terms of the agreement are not affected and CGG Marine will procure that the agreement is novated to the new owners.

Neither party may assign any part of the agreement without the prior written approval of the other party (such consent not to be unreasonably withheld) provided that the original parties remain liable for performance under the terms of the agreement. CGG Marine can also freely assign within the CGG group.

(j) *Company's right to subcontract*

The Company does not have the right to sub contract any of its obligations without the consent of CGG Marine.

(k) *Taxation*

Each party must pay its own corporation tax liabilities arising from the agreement. The Company is responsible for all taxation in relation to the crew. All crew is engaged through agencies and as such no PAYE and NI is payable by the Company in this regard. CGG Marine is responsible for all taxation relating to its personnel. CGG Marine must pay all additional taxes incurred as a result of changing the Vessel's flag or operating in waters or zones where additional taxation is assessed against the Company or crew.

*(l)* *Termination*

The agreement is automatically terminated if the Vessel is an actual or constructive total loss. CGG Marine can terminate the agreement with immediate effect in the following events:-

(i) if the Vessel is arrested or detained by authorities in consequence of legal action against the Company;

(ii) if there is a material breach by the Company of any of its obligations;

(iii) if the Company fails to maintain the Vessel to the same condition as at the time of commencement;

(iv) due to the Company's financial situation (e.g. it becomes insolvent)

*(m)* *Governing law*

The agreement is subject to Norwegian law.

**2 SEI**

*(a)* *General*

A ship management agreement dated 26th April 2001 between (1) SEI and (2) the Company for the provision of management services by the Company for the Laurentian (the "Vessel").

The agreement takes the form of the Baltic and International Maritime Council "Shipman 98" Standard Ship Management Agreement, with subsequent amendments agreed by the parties.

*(b)* *Duration*

The agreement commences on 26th April 2001 for a period two years. If the Vessel is employed in seismic operations or at sea, the agreement is automatically extended for a period not exceeding 4 months up to the end of the seismic operations or its voyage.

SEI also has the option to extend the agreement for two further periods of two years each (by giving notice six months notice prior to the date of termination). The term "Management Period" means the period from commencement to termination of the agreement.

*(c)* *Provision of management services*

The Company provides its services as agents for SEI and the Company's obligations include among other things:-

(i) selecting, engaging and providing a suitably qualified crew;

(ii) dealing with payroll arrangements, pension administration and insurances for the crew;

(iii) ensuring that the requirements of the law governing the flag of the Vessel (currently the Bahamas) are met in relation to the crew;

(iv) arranging transportation and repatriation of each crew member; and

(v) training the crew and supervising its efficiency.

The Company is also obliged to provide technical management services, including the provision of personnel to supervise the maintenance and general efficiency of the Vessel, dry dockings, repairs, alterations and upkeep of the Vessel (excluding the seismic equipment), to arrange the supply of stores, spares and lubricating oil, to appoint any necessary surveyors or consultants, and to develop and implement a safety management system in accordance with the ISM. The Company, in providing these technical management services, must comply with the requirements of the law governing the flag of the Vessel and is deemed to take over all duties and responsibilities under the ISM.

The Company arranges all software licences to the Vessel's marine systems and equipment in the name of and at the cost of SEI. The Company arranges the software relating to the navigation chart, in the name of SEI but at the Company's cost.

(d) *Costs and expenses*

The Company pays for all costs and expenses relating to the crewing, maintenance and operation of the Vessel, its machinery and equipment, its insurance and repair costs and maintaining the Vessel's registration under the Bahamian flag. These costs and expenses are the Company's costs and the Company's fee is calculated to cover these items.

The Company is responsible for maintaining the Vessel, its machinery and equipment (excluding the seismic equipment) in the same condition as at the time of commencement (fair wear and tear excepted). SEI will pay for among other things, all fuel, port charges, pilotage, launch and tug assistance, dock and harbour charges.

(e) *Management fee*

SEI pays to the Company a daily management fee, which is escalated by RPI per year on each anniversary of the agreement.

Included within the management fee is a dry docking allowance, which accrues since the Vessel has to be dry docked regularly. The Company is required to pay this part of the fee into the Company's designated "Dry Docking Account", over which the Vessel's financiers have a charge. On termination of the agreement, any funds in this account are returned to the Owners (subject to any outstanding charge over the account).

All other expenses under the agreement due from either party must be invoiced separately by one party to the other monthly in arrears. Late payment under the agreement by either party (within 15 days of the due date) carries interest at the rate of 10% per annum, calculated on a daily basis.

(f) *SEI personnel*

SEI has on board the seismic equipment and its own personnel (maximum of 27 persons) for its seismic survey operation. SEI pays a specified amount per man on board per day in respect of their living expenses.

(g) *Insurance*

During the Management Period, the Company shall pay all costs of insuring the Vessel and the crew. SEI shall maintain insurance for its own personnel, hull and machinery cover and the seismic equipment. SEI shall maintain third party liability insurance in relation to the seismic operations of the Vessel.

(h) *Liabilities and indemnities*

Neither party is liable for the consequences of a force majeure event. If the force majeure event has not ceased within 90 days of its occurrence, the agreement can be terminated by either party.

SEI indemnifies the Company and its employees against all actions and claims arising in connection with performance of the agreement. The Company is stated to be under no liability whatsoever to SEI for any loss, damage, delay or expense, direct or indirect (including loss of profit arising out of detention or delay of the Vessel) unless arising from the negligence, gross negligence or wilful default of the Company, its agents or subcontractors.

Neither party is liable to the other (unless covered by the Vessel's insurance) in respect of any loss or damage to property or for personal injury or death howsoever arising. This limitation also applies to subcontractors and agents. Neither party is liable to the other for consequential losses or damages arising from the non-performance of the agreement.

The Company is liable for and indemnifies SEI against all claims because of pollution damage or clean up brought about by acts or omissions of the Company.

(i) *Rights of assignment*

In the event of transfer of ownership of the Vessel, the terms of agreement are not affected and SEI will ensure that the agreement is novated to the new owners.

Neither party may assign or transfer any part of the agreement without the prior approval of the other party (such approval not to be unreasonably withheld) provided that the original parties remain liable for the performance under the terms of the agreement.

(j) *Company's right to subcontract*

The Company cannot subcontract its obligations under the agreement without the prior written consent of SEI (which shall not be unreasonably withheld). The Company will remain liable for the performance of its obligations under the agreement.

(k) *Taxation*

Each party must pay its own corporation tax liabilities arising from the agreement. The Company is responsible for all taxation in relation to the crew. All crew is engaged through agencies and as such no PAYE and NI is payable by the Company in this regard. SEI is responsible for all taxation in relation to its personnel. SEI will pay all additional taxes incurred as a consequence of changing the Vessel's flag or operating in waters or zones where additional taxation is assessed against the Company or crew.

(l) *Termination*

There are similar termination provisions in the agreement to the CGG Marine ship management agreement. The Company can terminate the agreement if SEI fails to make any payment under the agreement or if the Vessel is repossessed by the mortgagees of the Vessel.

SEI can terminate the agreement if the Company fails to perform its obligations in relation to the provision of crew and technical management, and has been given notice of the default.

(m) *Governing law*

The agreement is subject to English law.

# PART 4
# ACCOUNTANTS' REPORT

The Directors
Techmarine International plc
Darenth House
60 High Street
Otford
Sevenoaks
Kent TN14 5TL

The Directors
Nabarro Wells & Co Limited
Saddlers House
Gutter Lane
London EC2V 6HS

J.M Finn & Co
Salisbury House
London Wall
London EC2M 5TA

2 August 2002

Dear Sirs

**Techmarine International plc**

*Basis of preparation*
The financial information set out in paragraphs 1 to 4 is based on the audited financial statements of Techmarine International plc (the "Company") for the four months ended 31 December 1999 and the two years ended 31 December 2001 prepared on the basis described in note 4.1 to which no adjustments were considered necessary.

Financial statements filed with the Registrar of Companies cover the 16 months ended 31 December 2000 and the 12 months ended 31 December 2001.

*Responsibility*
Such financial statements are the responsibility of the directors of the Company who approved their issue.

The directors of the Company are responsible for the contents of the admission document dated 2 August 2002 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the information and to report our opinion to you.

*Basis of opinion*
We conducted our work in accordance with the statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

*Opinion*
In our opinion the financial information gives, for the purposes of the admission document, a true and fair view of the state of affairs of Techmarine International plc as at the dates stated and of its profits and cash flows for the periods then ended.

We consent to the inclusion in the admission document dated 2 August 2002 of this report and accept responsibility for this report for the purposes of paragraph 45(1)(b)(iii) of schedule 1 of the Public Offers of Securities Regulations 1995.

1 **Profit and loss accounts**

The summarised profit and loss accounts of the Company for the three accounting periods ended 31 December 2001 are as follows:

| | Notes | 4 months ended 31 December 1999 £'000 | Year ended 31 December 2000 £'000 | Year ended 31 December 2001 £'000 |
|---|---|---|---|---|
| Turnover | 4.2 | 189 | 3,283 | 4,449 |
| Cost of sales | | (25) | (1,910) | (2,415) |
| Gross profit | | 164 | 1,373 | 2,034 |
| Administrative expenses | | (79) | (1,249) | (1,978) |
| Operating profit | | 85 | 124 | 56 |
| Interest receivable | | - | 15 | 30 |
| Profit on ordinary activities before taxation | 4.3 to 4.5 | 85 | 139 | 86 |
| Tax on profit on ordinary activities | 4.6 | (21) | (35) | (26) |
| Retained profit for the year | | 64 | 104 | 60 |

A statement of movements in reserves is included in note 4.11.

There were no recognised gains or losses other than those detailed in the profit and loss account.

## 2 Balance sheets

The summarised balance sheets of the Company for the three accounting periods ended 31 December 2001 are as follows:

| | Notes | 31 December 1999 £'000 | 31 December 2000 £'000 | 31 December 2001 £'000 |
|---|---|---|---|---|
| *Fixed assets* | | | | |
| Tangible assets | 4.7 | - | 53 | 39 |
| | | - | 53 | 39 |
| *Current assets* | | | | |
| Debtors | 4.8 | 7 | 1,132 | 1,573 |
| Cash at bank and in Hand | | 148 | 703 | 1,408 |
| | | 155 | 1,835 | 2,981 |
| *Creditors* | | | | |
| Amounts falling due within one year | 4.9 | (91) | (1,720) | (2,791) |
| Net current assets | | 64 | 115 | 190 |
| Total assets less current liabilities | | 64 | 168 | 229 |
| *Capital and reserves* | | | | |
| Called up share capital | 4.10 | - | - | 1 |
| Profit and loss account | 4.11 | 64 | 168 | 228 |
| Shareholders' funds | 4.12 | 64 | 168 | 229 |

3 **Cash flow statements**

The summarised cash flow statements of the Company for the three accounting periods ended 31 December 2001 are as follows:

| | Notes | 4 months ended 31 December 1999 £'000 | Year ended 31 December 2000 £'000 | Year ended 31 December 2001 £'000 |
|---|---|---|---|---|
| **Net cash inflow from operating activities** | 4.15 | 148 | 607 | 709 |
| *Return on investment and servicing of finance:* | | | | |
| Interest Received | | - | 15 | 30 |
| *Taxation:* | | | | |
| Corporation tax paid | | - | - | (28) |
| *Capital expenditure and financial investment:* | | | | |
| Payments to acquire fixed assets | | - | (67) | (6) |
| **Increase in cash** | 4.16 | 148 | 555 | 705 |

## 4 Notes

### 4.1 *Accounting policies*

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company's financial statements

a) *Basis of preparation*

The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules.

b) *Fixed assets and depreciation*

Depreciation is provided by the Company to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:-

Fixtures, fittings and equipment 3-4 years

c) *Foreign currencies*

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

d) *Taxation*

The charge for taxation is based on the result for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for deferred tax only to the extent that it is probable that an actual liability will crystallise.

e) *Leases*

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the period of the lease.

### 4.2 *Analysis of turnover by geographical area*

Turnover represents the value of services invoiced to customers during the period net of VAT.

| | 4 months ended 31 December 1999 £'000 | Year ended 31 December 2000 £'000 | Year ended 31 December 2001 £'000 |
|---|---|---|---|
| United Kingdom | 189 | 660 | 533 |
| Rest of Europe | - | 2,259 | 2,670 |
| North America | - | 364 | 1,246 |
| | 189 | 3,283 | 4,449 |

4.3 ***Profit on ordinary activities before taxation***

Profit on ordinary activities before taxation is stated after charging:

| | 4 months ended 31 December 1999 £'000 | Year ended 31 December 2000 £'000 | Year ended 31 December 2001 £'000 |
|---|---|---|---|
| Auditors' remuneration | 5 | 14 | 20 |
| Operating lease rentals: | | | |
| Property | - | 62 | 45 |
| Plant | - | 30 | - |
| Depreciation and other amounts written of tangible fixed assets | - | 14 | 20 |

4.4 ***Remuneration of directors***

| | 4 months ended 31 December 1999 £'000 | Year ended 31 December 2000 £'000 | Year ended 31 December 2001 £'000 |
|---|---|---|---|
| Directors' emoluments (see note 4.17) | 69 | 266 | 32 |

For the year ended 31 December 2000 the remuneration of the directors was £133,000 each. Pension contributions included in this amount were £27,508 in respect of the defined contribution pension scheme of which the two directors are members.

4.5 ***Staff numbers and costs***

The average number of persons employed by the Company (excluding directors) during the three accounting periods ended 31 December 2001 was 7.

The aggregate payroll costs of these persons were as follows:

| | 4 months ended 31 December 1999 £'000 | Year ended 31 December 2000 £'000 | Year ended 31 December 2001 £'000 |
|---|---|---|---|
| Wages and salaries | - | 414 | 400 |
| Social Security costs | - | 37 | 44 |
| Other pension costs (note 4.14) | - | 21 | 26 |
| | - | 472 | 470 |

4.6 ***Taxation***

| | 4 months ended 31 December 1999 £'000 | Year ended 31 December 2000 £'000 | Year ended 31 December 2001 £'000 |
|---|---|---|---|
| UK corporation tax at 20% | 21 | 35 | 26 |

4.7 ***Tangible fixed assets***

| | 2000 Fixtures fittings and equipment £'000 | 2001 Fixtures fittings and equipment £'000 |
|---|---|---|
| *Cost* | | |
| At beginning of period | - | 67 |
| Additions | 67 | 6 |
| At end of period | 67 | 73 |
| *Depreciation* | | |
| At beginning of period | - | 14 |
| Charge for period | 14 | 20 |
| At end of period | 14 | 34 |
| *Net book value* | | |
| At end of period | 53 | 39 |
| At beginning of period | - | 53 |

4.8 ***Debtors***

| | 1999 £'000 | 2000 £'000 | 2001 £'000 |
|---|---|---|---|
| Trade debtors | 7 | 592 | 865 |
| Other debtors | - | 438 | 618 |
| Prepayments and accrued income | - | 102 | 90 |
| | 7 | 1,132 | 1,573 |

4.9 ***Creditors: amounts falling due within one year***

| | 1999 £'000 | 2000 £'000 | 2001 £'000 |
|---|---|---|---|
| Trade creditors | 17 | 588 | 643 |
| Other creditors including taxation and social security | - | 277 | 602 |
| Corporation tax | 21 | 56 | 53 |
| Accruals and deferred income | 53 | 799 | 1,493 |
| | 91 | 1,720 | 2,791 |

4.10 ***Called up share capital***

| | 1999 £ | 2000 £ | 2001 £ |
|---|---|---|---|
| *Authorised* | | | |
| Ordinary shares of £1 each | 1,000 | 1,000 | 1,000 |
| *Allotted, called up and fully paid* | | | |
| Ordinary shares of £1 each | 4 | 4 | 1,000 |

During 2001 the shareholders subscribed for a further 996 ordinary shares in the Company for a consideration of £996.

4.11 ***Profit and loss account***

| | 1999 £'000 | 2000 £'000 | 2001 £'000 |
|---|---|---|---|
| At beginning of period | - | 64 | 168 |
| Retained profit for the period | 64 | 104 | 60 |
| At end of period | 64 | 168 | 228 |

4.12 ***Reconciliation of movements in shareholders' funds***

| | 1999 £'000 | 2000 £'000 | 2001 £'000 |
|---|---|---|---|
| Profit on ordinary activities after taxation | 64 | 104 | 60 |
| Increase in share capital | - | - | 1 |
| Net increase in shareholders' funds | 64 | 104 | 61 |
| Shareholders' funds at beginning of period | - | 64 | 168 |
| Shareholders' funds at end of period | 64 | 168 | 229 |

4.13 ***Commitments***

At 31 December 1999, 2000 and 2001 the Company had annual commitments under non-cancellable operating leases as follows:

| | Land and buildings £'000 |
|---|---|
| Operating leases which expire: | |
| Within one year | - |
| In the second to fifth years | 56 |

4.14 ***Pension scheme***

The Company operates a defined contribution pension scheme. The pension cost charge for the period represents contributions payable by the Company to the fund. At 31 December 2000 and 2001 contributions outstanding amounted to £Nil.

4.15 ***Reconciliation of operating profit to net cash inflow from operating activities***

| | 1999 £'000 | 2000 £'000 | 2001 £'000 |
|---|---|---|---|
| Operating profit | 85 | 124 | 56 |
| Depreciation | - | 14 | 20 |
| (Increase) in debtors | (7) | (1,125) | (441) |
| Increase in creditors | 70 | 1,594 | 1,074 |
| Net cash inflow from operating activities | 148 | 607 | 709 |

4.16 ***Analysis of changes in net debt***

| | At beginning of period £'000 | Cash flows £'000 | At end of period £'000 |
|---|---|---|---|
| 1999 - cash at bank and in hand | - | 148 | 148 |
| 2000 - cash at bank and in hand | 148 | 555 | 703 |
| 2001 - cash at bank and in hand | 703 | 705 | 1,408 |

4.17 ***Related party transactions***

Mr Purdie and Mr Campbell are directors and shareholders of Delta Management Solutions Limited and Otford Commercial Services Limited. During the year ended 31 December 2001 the Company paid £1,157,000 by way of management fees to Delta Management Solutions Limited. At 31 December 2001 amounts due to Delta Management Solutions Limited amounted to £123,850.

During the year ended 31 December 2001 the Company recharged to Otford Commercial Services Limited £34,549 in respect of service charges and other amounts paid on behalf of Otford Commercial Services Limited. No payments were received in 2001 and this amount has been fully written off.

Yours faithfully

LEWIS KNIGHT
Chartered Accountants
Registered Auditors

Suite D Pinbrook Court
Venny Bridge
Exeter EX4 8JQ

# PART 5
# ADDITIONAL INFORMATION

1 **The Company**

1.1 The Company is registered in England and Wales, having been incorporated on 6 September 1999 under the Companies Act 1985 with company registration number 3836810 as a private limited company with the name Singlebrand Limited. On 2 November 1999 the Company changed its name to Techmarine International Limited. On 24 July 2002 the Company re-registered as a public limited company under the name Techmarine International plc. On 25 July 2002, the Company was issued with a certificate entitling it to do business under section 117 of the Act.

1.2 The principal legislation under which the Company operates is the Act.

1.3 The registered office of the Company is at Darenth House, 60 High Street, Otford, Sevenoaks, Kent TN14 5TL.

1.4 The liability of the members of the Company is limited.

2 **Share capital**

2.1 At the date of incorporation the Company had an authorised share capital of £1,000 divided into 1,000 ordinary shares of £1.00 each.

2.2 By special resolution dated 28 May 2002:

(a) the authorised share capital of the Company was increased from £1,000 to £200,000 by the creation of 199,000 new ordinary shares of £1.00 each; and

(b) the authorised share capital of the Company was sub-divided into 200,000,000 ordinary shares of £0.001 each.

2.3 The authorised and issued share capital of the Company as at the date of this document is as follows:

| Authorised | | | Issued and fully paid | |
|---|---|---|---|---|
| **Number** | **£** | | **Number** | **£** |
| 200,000,000 | 200,000 | Ordinary Shares | 50,000,000 | 50,000 |

2.4 By special resolution passed on 23 July 2002, it was resolved that:

(a) the Directors were generally and unconditionally authorised pursuant to section 80 of the Act to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) of the Company up to an aggregate nominal amount equal to £150,000 to expire (unless previously renewed, varied, revoked or extended by the Company in general meeting) on the date five years from the passing of this resolution except that the Company may, at any time prior to the expiry of the authority, make an offer or agreement which would or might require relevant securities to be allotted after expiry of the authority and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired;

(b) in substitution for any existing authority, the Directors were given power pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authority under section 80 of the Act referred to in paragraph (a) above as if section 89(1) of the Act did not apply to:

(i) the allotment and issue of 2,500,000 Ordinary Shares pursuant to an option agreement to be granted to J M Finn to subscribe for up to 2,500,000 Ordinary Shares in the Company at an exercise price of 50p per share;

(ii) the allotment and issue of 700,000 Ordinary Shares pursuant to an option agreement to be granted to Nabarro Wells & Co Limited to subscribe for up to 700, 000 Ordinary Shares in the Company at an exercise price of 50p per share;

(iii) the allotment and issue of 12,625,000 Ordinary Shares (representing 25.25 per cent. of the issued ordinary share capital of the Company) pursuant to options to be granted to directors and shareholders of the Company;

(iv) the allotment and issue of equity securities in connection with an invitation or an offer of equity securities to holders of Ordinary Shares in proportion to their respective holdings of such shares or in accordance with the rights attached to such shares but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal problems which may arise under the laws of, or the requirements of any regulatory body or any stock exchange in any territory;

(v) the allotment (otherwise than pursuant to the foregoing paragraphs) of equity securities up to an aggregate nominal amount of £10,000 (representing 20 per cent of the issued ordinary share capital of the Company);

to expire (unless previously renewed, varied, revoked or extended by the Company in general meeting) on the date 15 months from the passing of this resolution or at the conclusion of the next annual general meeting of the Company, whichever is the earlier, provided that the Company may before the expiry of the power make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

2.5 10,000,000 Ordinary Shares will remain authorised and unreserved for issue which represents 20 per cent. of the issued share capital of the Company.

2.6 Save as disclosed in this Part 5:

(a) no share or loan capital of the Company has been issued or is now proposed to be issued, fully or partly paid, either for cash or for a consideration other than cash;

(b) no share or loan capital of the Company is under option or is agreed conditionally or unconditionally to be put under option;

(c) no commission, discount, brokerage or other special term has been granted by the Company or is now proposed in connection with the issue or sale of any part of the share or loan capital of the Company;

(d) no founder, management or deferred shares have been issued by the Company; and

(e) no amount or benefit has been paid or is to be paid or given to any promoter of the Company.

3 **Memorandum and articles of association**

3.1 *Memorandum of association*

The memorandum of association of the Company provides that the Company's principal objects are to carry on business as a general commercial company. The objects of the Company are set out in full in Clause 4 of its memorandum of association.

3.2 *Articles of association*

The following is a description of the rights attaching to the Ordinary Shares based on the Company's articles of association (the "Articles") and English law. This description does not purport to be complete and is qualified in its entirety by the full terms of the Articles.

3.2.1 *Rights attaching to Ordinary Shares*

(a) Voting

Subject to disenfranchisement in the event of (1) non-payment of calls or other monies due and payable in respect of Ordinary Shares or (2) non-compliance with a statutory notice requiring disclosure as to beneficial ownership of Ordinary Shares, and, without prejudice to any special rights previously conferred and subject to any special terms as to voting upon which any shares may be issued or may for the time being be held and to any other provisions of the Articles, on a show of hands every shareholder who is present in person at a general meeting of the Company shall have one vote, and on a poll every shareholder who is present in person or by proxy shall have one vote for every share held.

(b) Dividends

Subject to the Statutes (as defined in the Articles), the Company at a general meeting may declare dividends to be paid to shareholders according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by the Board. Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be declared according to the amounts paid-up or credited as paid-up on the Ordinary

Shares and apportioned and paid pro rata according to the amounts paid-up or credited as paid-up on the Ordinary Shares during any portion or portions of the period in respect of which the dividend is paid. The Board may from time to time pay to the shareholders such interim dividends as appear to the Board to be justified by the position of the Company. Any dividend unclaimed after a period of 12 years from the date it became due for payment shall be forfeited and shall revert to the Company.

(c) Distribution of assets on liquidation

On a winding-up, the liquidator may, with the sanction of an extraordinary resolution of the Company and subject to and in accordance with the Statutes, divide among the shareholders in specie or kind the whole or any part of the assets of the Company, subject to the rights of any shares which may be issued with special rights or privileges.

3.2.2 *Transferability of Ordinary Shares*

All transfers of Ordinary Shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Board. The instrument of transfer shall be executed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. All transfers of Ordinary Shares which are in uncertificated form may be effected by means of a relevant system (as defined in the Articles).

The Directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares (not being fully-paid shares), provided that any such refusal does not prevent dealings in partly-paid shares from taking place on an open and proper basis. In addition, the Directors may refuse to register a transfer of shares (whether fully-paid or not) in favour of more than four persons jointly or made to or by an infant or patient within the meaning of the Mental Health Act 1983.

The Directors may decline to recognise any instrument of transfer relating to shares in certificated form unless the instrument of transfer is duly stamped, is in respect of only one class of share and is lodged at the Transfer Office accompanied by the relevant share certificates or such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

3.2.3 *Variation of rights*

Subject to Statutes, the special rights attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound-up) be altered or abrogated with the written consent of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of that class at which a quorum of two or more persons holding or representing by proxy not less than one-third in nominal value of the issued shares of that class (or in the case of an adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum is present). The special rights conferred upon the holders of any shares or class of share shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith or the purchase by the Company of any of its own shares.

3.2.4 *Changes in capital*

Subject to the provisions of the Statutes and to any special rights conferred on the holders of any shares or class of shares, the Company may issue redeemable shares. Subject to the provisions of the Statutes and to any special rights previously conferred on the holders of any existing shares, any share may be issued with such special rights or such restrictions as the Company may determine by ordinary resolution. The Company may by ordinary resolution increase its share capital, consolidate and divide its share capital into shares of a larger amount, sub-divide its share capital into shares of a smaller amount (subject to the provisions of the Statutes) and cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled.

Subject to the provisions of the Statutes, the Company may reduce share capital, any capital redemption reserve and any share premium account in any manner. The Company may also, subject to the requirements of the Statutes, purchase its own shares.

3.2.5 *Untraced Shareholders*

Subject to various notice requirements, the Company may sell any shares of a member or person entitled thereto who is untraceable, if during a period of 12 years, at least three dividends in respect of the shares in question have become payable and the cheques or warrants for all amounts payable to such member or person in respect of his shares have remained uncashed or mandated dividend payments have failed and the Company has received no indication of the existence of such member or person. The net proceeds of sale shall belong to the Company but the member or person who had been entitled to the shares shall become a creditor of the Company in respect of those proceeds.

If on two consecutive occasions notices or other communications (including dividend payments) have been sent through the post to any holder of shares to his registered or other specified address but returned undelivered or mandated divided payments have failed, or following one such occasion and enquiries by the Company fail to establish a new address or account, the Company may cease to send such notices or other such communications or mandated payments until the person entitled thereto otherwise requires.

3.2.6 *Non-UK Shareholders*

There is no limitation in the Memorandum or Articles on the rights of non-UK shareholders to hold, or exercise voting rights attaching to, Ordinary Shares. However, no shareholder is entitled to receive notices from the Company, including notices of general meetings, unless he has given an address in the UK to the Company to which such notices may be sent.

3.2.7 *Sanctions on Shareholders*

A holder of Ordinary Shares loses his rights to vote in respect of Ordinary Shares if and for so long as he or any other person appearing to be interested in those Ordinary Shares fails to comply with a request by the Company under the Act requiring him to give particulars of any interest in those Ordinary Shares within 14 days in the case of shareholdings representing 0.25 per cent or more, in nominal amount, of the share capital of the Company then in issue, or any class thereof; the sanctions which may be applied by the Company include not only disenfranchisement but also the withholding of the right to receive payment of dividends and other monies payable on, and restrictions on transfers of, the Ordinary Shares concerned.

3.2.8 *Directors*

The Directors (other than those holding executive office with the Company or any subsidiary of the Company) shall be paid by way of fees for their services at such rate and in such proportion as the Board may resolve, a sum not exceeding an aggregate of £100, 000 per annum or such larger amount as the Company may by ordinary resolution determine or, in the case of such Directors who are resident outside the UK, such extra remuneration as the Board may determine. Any Director who holds executive office or who performs duties outside the ordinary duties of a Director, may be paid such remuneration or extra remuneration by way of salary, commission or otherwise as the Board may determine.

The Directors shall also be paid all expenses properly incurred by them in attending meetings of the Company or of the Board or otherwise in connection with the business of the Company.

A Director who is in any way, whether directly or indirectly, interested in any contract or proposed contract with the Company shall declare the nature of his interest in accordance with the Statutes.

A Director shall not vote, and shall not be counted in a quorum, in respect of any contract, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is to his knowledge a material interest (otherwise than by virtue of shares or debentures or other securities of or otherwise through the Company), except that this prohibition shall not apply to:-

(a) the giving of any security, guarantee or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving of any security, guarantee or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any contract or arrangement by a Director to participate in the underwriting or sub-underwriting of any offer of shares, debentures or other securities of the Company or any of its subsidiaries for subscription purchase or exchange;

(d) any contract or arrangement concerning any other company in which the Director and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the Act) representing one per cent or more of either any class of the equity share capital, or the voting rights, in such company. For the purpose of this paragraph, there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(e) any arrangement for the benefit of employees of the Company or any of its subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates;

(f) any proposal concerning any insurance which the Company is empowered to purchase and/or maintain for or the benefit of inter alia any Directors of the Company.

Subject to the provisions of the Statutes, and provided that he had disclosed to the Board the nature and extent of any material interest he may have, a Director notwithstanding his office may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested, may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested and shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit. Any Director may act by himself or by his firm in any professional capacity (other than auditor) and he or his firm shall be entitled to remuneration as if he were not a Director.

The provisions of Section 293 of the Act as to the retirement of Directors on reaching 70 apply to the Company.

The Directors are not required to hold qualification shares.

At each annual general meeting of the Company one-third (or the nearest number to one-third) of the Directors shall retire from office by rotation. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, any Director who would not otherwise be required to retire shall retire by rotation at every third annual general meeting after his last appointment or re-appointment. A retiring Director shall be eligible for re-election. The Company may from time to time by ordinary resolution appoint any person to be a Director. The Directors may also from time to time appoint one or more Directors by any Director so appointed shall retire at or at the end of the next annual general meeting of the Company but shall then be eligible for re-election and any Director who so retires shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

The Board may from time to time appoint one or more Directors to be the holder of any executive office for such period and on such terms as it decides.

3.2.9 *Borrowing powers*

The Articles provide that the aggregate principal amount from time to time remaining undischarged of all moneys borrowed by the Company (exclusive of intra-group borrowings) shall not, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to the higher of £20 million and an amount equal to three times the aggregate of the issued share capital and reserves of the Company adjusted in the manner set out in the Articles.

4 **Share option agreements**

The Company has granted options over 12,500,000 Ordinary Shares to the Directors (excluding the Proposed Director) and the current shareholders of the Company. Options have been granted by separate option agreements on identical terms.

Each option is granted at a subscription price of 50 pence per share. Each option can be exercised between the date of the relevant option agreement and the seventh anniversary of such agreement.

In the event of any variation in the share capital of the Company by way of capitalisation, sub-division, consolidation or reduction, the Company can adjust the number of Ordinary Shares the subject of options and/or the subscription price. Any dispute in respect of such adjustment will be referred to the auditors of the Company. Furthermore, in the event of a rights issue, the option holder is entitled to subscribe for shares in the Company on the same basis as if the option had been fully exercised at such date.

The option cannot be assigned by the option holder for a period of five years from the date of the relevant option agreement except, where the option holder is a corporate entity, it can assign the option to its holding company or any subsidiary of such holding company.

A summary of the options granted is as follows:

| Name of option holder | No. of Ordinary Shares subject to the option | Exercise price | Date of option agreement |
|---|---|---|---|
| George Purdie | 4,000,000 | 50p | 29 July 2002 |
| Neil A M Campbell | 4,000,000 | 50p | 29 July 2002 |
| Solving Issues in Business Limited | 1,875,000 | 50p | 29 July 2002 |
| Ashton Ford Limited | 1,500,000 | 50p | 29 July 2002 |
| CGC (UK) Limited | 1,091,875 | 50p | 29 July 2002 |
| John M Finn | 15,000 | 50p | 29 July 2002 |
| Lorna M Warwick | 5,000 | 50p | 29 July 2002 |
| J.M. Finn Nominees Limited | 13,125 | 50p | 29 July 2002 |

In addition, share option agreements, with effect from Admission, will be entered into between the Company and each of J M Finn & Co. and Nabarro Wells & Co. Limited in respect of 2,500,000 and 750,000 Ordinary Shares respectively. These share option agreements are on identical terms to those granted to the Directors and current shareholders (summarised above), save as follows. During the five year restricted period, Nabarro Wells and J M Finn can assign the option to a partner, employee or associate or, where the Company consents in writing, to any third party.

5 **Directors' and other interests**

5.1 *Directors' Interests*

The interests (all of which are beneficial unless stated otherwise) of the Directors and their immediate families and the persons connected with them (within the meaning of Section 346 of the Act) which have been notified to the Company pursuant to Sections 324 and 328 of the Act or are required to be disclosed in the Register of Directors' interests pursuant to Section 325 of the Act in the issued share capital of the Company and the existence of which is known to, or could with reasonable due diligence be ascertained by, any Director as at the date of this document are as follows:

| Name | Number of Ordinary Shares | % of issued share capital | Number of Ordinary Shares over which options granted |
|---|---|---|---|
| Neil Campbell | 16,000,000 | 32 | 4,000,000 |
| George Purdie | 16,000,000 | 32 | 4,000,000 |
| Gerald Harrison | - | - | - |

5.2 Options were granted to Neil Campbell and George Purdie pursuant to the Option Agreements details of which are set out in paragraph 4 above.

5.3 Save as disclosed above, none of the Directors nor any member of their respective immediate families nor any person connected with the Directors within the meaning of Section 346 of the Act) has any interest, whether beneficial or non-beneficial, in any share capital of the Company.

5.4 There are no outstanding loans granted or guarantees provided by the Company to or for the benefit of any of the Directors.

5.5 Save as disclosed above in relation to the G&N Management Agreement, as summarised in paragraph 5.6 below, and save as otherwise disclosed in this document, no Director has any interest, whether direct or indirect, in any transaction which is or was unusual in its nature or conditions or significant to the business of the Company taken as a whole and which was effected by the Company since its incorporation and which remains in any respect outstanding or unperformed.

Save as disclosed in paragraph 5.1, the Company is only aware of the following persons who, at the date of this document and following Admission directly or indirectly, jointly or severally, hold or will hold 3 per cent or more of the ordinary share capital of the Company or exercise or could exercise control over the Company:

| Name | Number of Shares | % of issued share capital |
|---|---|---|
| Solving Issues in Business Limited | 7,500,000 | 15.00 |
| Ashton Ford Limited | 6,000,000 | 12.00 |
| CGC (UK) Limited | 4,367,500 | 8.74 |

Save as disclosed above, the Company is not aware of any person who, immediately following Admission will, directly or indirectly, be interested in 3 per cent or more of the capital of the Company, or who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

5.6 *Directors' service agreements and remuneration*

(a) Contract for services dated 31 May 2002 between (1) The Company and (2) G & N Management Limited ("G&N" ) (the "Consultancy Agreement").

The Company has entered into a contract for the provision of consultancy services with G&N. G&N is engaged in business offering consultancy services in relation to ship management and is a company wholly owned by the Directors (other than the Proposed Director).

Under the terms of the Consultancy Agreement, G&N agrees to provide extensive services to the Company including, *inter alia,* the provision of a Managing Director, Finance Director and Company Secretary for the Company and, at an appropriate time, a Business Development Director ("the Services"). G&N agrees that the Services shall be performed by specified personnel, namely the directors of TMI - Mr George Purdie, Mr Neil Campbell and Mr Gerald Harrison ("the Personnel") and no changes to the Personnel shall be made without the Company's prior written consent (not to be unreasonably withheld).

It is expressly stated that the Personnel shall be employees of G&N.

G&N agrees not to allow any of the Personnel to undertake an engagement or activity which is liable to detract from their ability to render the Services without the prior written consent of the Board of TMI and is obliged to immediately disclose to TMI any conflict of interest which arises in relation to the provision of the Services as a result of any present or future appointment, employment or any other interest of any of the Personnel.

The Consultancy Agreement contains intellectual property provisions whereby if G&N (or any of the Personnel/ its employees) develops any intellectual property rights in connection with the provision of the Services, G&N is obliged to disclose the relevant invention, design or work to the Company and acknowledges that all rights in such intellectual property shall be the sole and exclusive property of the Company and be assigned to it with full title guarantee.

G&N also undertakes to the Company to maintain the confidentiality of any confidential information in respect of the business of TMI, which comes to the knowledge of G&N and any of the Personnel its employees in providing the Services. G&N further procures that any employees providing the Services and the Personnel agree to give an undertaking to the Company in the same form. G&N undertakes not to disclose any confidential information save where, it must be disclosed in accordance with any applicable law or comes into the public domain otherwise than by a breach of the Consultancy Agreement.

G&N agrees that, during the continuance of the Consultancy Agreement and for a period of 12 calendar months thereafter, it shall not provide for, or procure the provision of, any consultancy services, nor carry out or procure the carrying out of any other business activity, work or services to certain specified competitors of the Company. G&N also agrees not to enter into competition with the Company or any of its affiliates in the same period.

For the provision of the services to be provided by the Personnel the Company shall pay to G&N a basic annual fee of £511,000 plus VAT payable by 12 equal monthly instalments. This basic annual fee is to be increased each year by RPI year on year, the first increase to be effective from 1 January 2004.

For the provision of Services (other than those relating to the provision of the Personnel in the paragraph above), the Company shall pay to G&N a further fee not exceeding £25,000 per calendar month. This further fee is also to be increased year on year from 1 January 2004 by an amount not greater than £1 for every £26 of the Company's revenue in the month in question.

In addition, the Company shall in each year of the Consultancy Agreement pay to G&N a bonus representing 3% of any increase in the total budgeted revenue as set out in the Company's approved budget for the relevant year by the actual revenue as shown in the Company's audited accounts. The first bonus payment will cover the period ending 31 December 2003.

Under the terms of the Consultancy Agreement, the Company agrees to maintain a public liability insurance policy, professional indemnity insurance policy and directors and officers insurance policy for the benefit of G&N and the Personnel on sums to be agreed between the parties and the Company.

The Consultancy Agreement shall not be terminated prior to 30 May 2004 and, thereafter, shall continue until terminated by either party giving to the other party 12 months' notice in writing, save that either party may terminate the Agreement immediately by notice in writing to the other if the other:

(i) commits a material breach of the Consultancy Agreement which is not remedied within 30 days; or

(ii) is unable to pay its debts or enters into compulsory or voluntary liquidation, administration, an arrangement with its creditors or suffers any similar action.

The Company also has the right to terminate the Consultancy Agreement with immediate effect if a majority of the Personnel have been prevented by illness, injury, or otherwise from providing the Services for an aggregate period of 45 working days each per person in any period of 12 calendar months.

(b) Service agreements between (1) G&N Management Limited and (2) each of the Directors.

Each of George Purdie and Neil Campbell has a service agreement with G&N dated 29 July 2002. Gerald Harrison will enter into a service agreement on identical terms on Admission.

Pursuant to the service agreements, each Director agrees to carry out managerial functions or set up an office as may be reasonably required by the board of G&N at an annual salary of £130,000 subject to annual review at the discretion of board of G&N. The Service Agreement is terminable on 12 months' written notice by either party. It is stated that G&N employs the executives (namely Mr Purdie, Mr Campbell and Mr Harrison) solely to undertake the duties under the Consultancy Agreement (summarised at paragraph 5.6 (a) above).

(c ) Deeds of indemnity between (1) the Company and (2) each of the Directors

Each of the Directors has entered into a separate deed of indemnity with the Company dated 29 July 2002 whereby they agree (i) to indemnify the Company in respect of any claims that may be made against the Company in respect of tax, national insurance contributions or similar payments relating to the provision of the Services under the Consultancy Agreement summarised at (a) above; and (ii) to be bound by the restrictions and intellectual property provisions set out in the Consultancy Agreement (as summarised at (a) above).

(d) Directors' appointment letters

Each of the Directors has a director's appointment letter dated 29 July 2002. Gerald Harrison will enter into a letter on identical terms on Admission.

The letter appoints each director as a director of the Company at an annual fee of £12,000 (plus VAT if applicable).

The agreement is terminable on 12 months' notice by either party.

5.7 Save as disclosed in paragraph 5.6 above, there are no service contracts, existing or proposed, between any Director and the Company.

5.8 There is no arrangement under which any Director has agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

5.9 The aggregate remuneration, including benefits in kind, of the Directors of the Company for the year ended 31 December 2001 amounted to £323,000. It is estimated that under the arrangements currently in force, the aggregate remuneration and benefits in kind to be paid to the Directors for the year ending 31 December 2002 will be approximately £252,000.

5.10 *Additional information on the Directors*

(a) In addition to the directorships in the Company the Directors hold or have held the following directorships within the five years immediately prior to the date of this document:

| Director | Current Directorships | Past Directorships |
|---|---|---|
| Neil Campbell | Horizon<br>Delta Management Solutions Limited<br>G&N Management Limited<br>Tillplant Limited<br>Webb Motor Services Limited | Eagle Geophysical Offshore, Inc.<br>Eagle Geophysical GOM, Inc. (formerly known as Horizon Seismic, Inc.)<br>Horizon Personnel Services Limited<br>Horizon Exploration (Guernsey) Limited<br>Exploration Holdings Limited<br>Energy Research International (Cayman) |

| Director | Current Directorships | Past Directorships |
|---|---|---|
| George Purdie | Horizon<br>Delta Management Solutions Limited<br>Otford Commercial Services Limited<br>G&N Management Limited<br>Tillplant Limited | Eagle<br>Eagle Geophysical Offshore, Inc.<br>Eagle Geophysical GOM, Inc. (formerly known as Horizon Seismic, Inc.)<br>Horizon Personnel Services Limited<br>Horizon Exploration (Guernsey) Limited<br>Exploration Holdings Limited<br>Energy Research International (Cayman) |
| Gerald Harrison | *none* | Eagle<br>Eagle Geophysical Offshore, Inc.<br>Eagle Geophysical GOM, Inc. (formerly known as Horizon Seismic, Inc.)<br>Horizon<br>Exploration Holdings Limited<br>Horizon Personnel Services Limited<br>Energy Research International (Cayman)<br>Aker Geo Petroleum Services AS<br>CGG Offshore UK Limited |

George Purdie was a director of Eagle when it filed for Chapter 11 protection in the US on 29 September 1999. Gerald Harrison resigned as a director of Eagle on 16 April 1999. In court papers the company listed assets of US$208.7million and liabilities of $167.6million. On 23 May 2000 Eagle and its affiliates (including Eagle Geophysical Offshore, Inc. and Eagle Geophysical GOM, Inc.) filed its Chapter 11 bankruptcy reorganisation plan. The company subsequently emerged from bankruptcy when the joint plan of reorganisation filed by Eagle and its subsidiaries was approved by a US bankruptcy court on 28 June 2000.

The ultimate parent of the companies listed below is Eagle, and the events described below arose out of Eagle's Chapter 11 proceedings.

Both George Purdie and Neil Campbell were directors of Exploration Holdings Limited at the time it went into a creditors' voluntary liquidation on 5 January 2000. Gerald Harrison had resigned as a director of Exploration Holdings Limited on 16 April 1999. At the time of liquidation, the estimated deficit to creditors was £1,637,874. However, of this £1,637,874, a sum of £1,131,671 related to inter-company debts and £496,000 represented sums owed under directors' service contracts.

Both George Purdie and Neil Campbell are directors of Horizon Exploration Limited which had an Administration Order made against it on 24 September 1999. Gerald Harrison had resigned as a director of Horizon Exploration Limited on 16 April 1999. On 29 April 2002 a meeting of creditors approved a Company Voluntary Arrangement proposed by the Administrators of Horizon and, by order of the Court, on 24 May 2002 the Administration Order was discharged and the Company Voluntary Arrangement became effective.

Both George Purdie and Neil Campbell were directors of Horizon Exploration (Guernsey) Limited. A winding up resolution was lodged against Horizon Exploration (Guernsey) Limited on 10 December 1999.

(b) Save as disclosed above none of the Directors has:

any unspent convictions in relation to indictable offences;

had any bankruptcy order made against him or entered into any voluntary arrangements;

been a director of a company which as been placed in receivership, compulsory liquidation, creditors voluntary liquidation, administration, been subject to a company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors whilst he was a director of that company or within the 12 months after he ceased to be a director in that company;

been a partner in any partnership which has been placed in compulsory liquidation, administration or been the subject of a partnership voluntary arrangement whilst he was a partner in that partnership or within the 12 months after he ceased to be a partner in that partnership;

been the owner of any assets or a partner in any partnership which has been placed in receivership whilst he was a partner in that partnership or within 12 months after he ceased to be a partner in that partnership;

been publicly criticised by any statutory or regulatory (including recognised professional bodies); or

been disqualified by a court from acting as a director of any company or from acting in the management or conduct of affairs of a company.

6 **Material contracts**

In addition to the contracts summarised in Part 3 of this document and the Consultancy Agreement, as summarised in paragraph 5.6 above, the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Company during the two years immediately preceding the date of this document and are or may be material:

6.1 *Nominated Adviser agreement*

An agreement dated 23 July 2002 between (1) Nabarro Wells and (2) the Company under which Nabarro Wells has agreed to act as the Company's nominated adviser for a period of 9 months from Admission and thereafter, unless terminated by 3 months' written notice by Nabarro Wells or the Company (the "Nominated Adviser Agreement"). Under the Nominated Adviser Agreement, the Company has agreed to pay to Nabarro Wells a fee of £24,000 plus VAT. In addition, the Company has agreed to pay to Nabarro Wells a corporate finance fee of £50,000 and has granted to Nabarro Wells options to subscribe for 750,000 Ordinary Shares at an exercise price of £0.50 per Ordinary Share. The options must be exercised by the seventh anniversary of the date of the option agreement.

6.2 *Broker agreement*

An agreement dated 28 May 2002 between (1) JM Finn and (2) the Company pursuant to which JM Finn has agreed to act as the Company's broker for a period of 12 months from Admission and thereafter, unless terminated by 3 months' written notice by JM Finn or the Company (the "Broker Agreement"). Under the Broker Agreement, the Company has agreed to pay to JM Finn an annual fee of £20,000 plus VAT. In addition, the Company has agreed to pay to JM Finn a corporate finance fee of £10,000 and has agreed to grant to JM Finn options to subscribe for 2,500,000 Ordinary Shares at an exercise price of £0.50 per Ordinary Share. The options must be exercised by the seventh anniversary of the date of the option agreement.

*6.3* *Restrictions on dealing*

*George* Purdie, Neil Campbell, Solving Issues in Business Limited and Ashton Ford Limited, who together hold 91% of the issued share capital of the Company, have entered into agreements dated 29 July 2002 with the Company, Nabarro Wells and JM Finn. Each of these shareholders have agreed with the Company, Nabarro Wells and JM Finn not, without the consent of the Company, JM Finn and Nabarro Wells to dispose of the Ordinary Shares held by them for a period of 12 months from the date of Admission, except in certain limited circumstances where such consent shall not be required.

7 **Working capital**

In the opinion of the Directors, having made due and careful enquiry, the working capital available to the Company will, from the time the Ordinary Shares are admitted to AIM, be sufficient for its present requirements (that is for at least the next twelve months from the date of Admission).

8 **Litigation**

There are no legal or arbitration proceedings (including, to the knowledge of the Directors, any such proceedings which are pending or threatened by or against the Company) which may have or have had during the 12 months immediately preceding the date of this document a significant effect on the financial position of the Company.

9 **Taxation**

***The comments in this section are intended as a general guide for the benefit of holders of shares as to their tax position under United Kingdom law and Inland Revenue practice as at the date of this document. Any shareholder who has any doubt as to his or her tax position or who is subject to tax in a jurisdiction other than the United Kingdom should consult a professional adviser without delay.***

*Taxation of Dividends*

Under current United Kingdom legislation, no tax is required to be withheld from dividend payments by the Company. A Shareholder (other than a company) receiving a dividend from the Company also receives a tax credit in respect of the dividend of an amount equal to one ninth of the amount of the dividend which is 10 per cent of the sum of the dividend and the tax credit. Generally, the liability to United Kingdom income tax is calculated on the sum of the dividend and the tax credit ("the dividend income"). Individual Shareholders whose income is within the starting rate or basic rate tax bands will be subject to income tax at the rate of 10 per cent on their dividend income, so that such Shareholders will have no further liability to income tax on that dividend income. The higher rate of income tax is 32.5 per cent in respect of dividend income. A higher rate tax payer may set the tax credit against his liability to income tax on the dividend income and will have further tax to pay of 22.5 per cent of the dividend income. A Shareholder who is not liable to income tax on the dividend income (or any part of it) may not claim payment of the tax credit (or part of it) from the Inland Revenue, save where the dividend is paid on or before 5 April 2004 in respect of shares held in an "individual savings account" or Personal Equity Plan.

A United Kingdom resident corporate Shareholder is not normally liable to United Kingdom taxation on any dividend received. United Kingdom resident Shareholders (including authorised unit trusts and open-ended investment companies) and pension funds are not entitled to payment in cash of the tax credit.

Whether Shareholders who are resident for tax purposes in countries other than the United Kingdom are entitled to a payment from the Inland Revenue of a proportion of the tax credit in respect of dividends on their Shares depends in general upon the provisions of any double taxation convention or agreement which exists between such countries and the United Kingdom. In addition, individual Shareholders who are resident in countries other than the United Kingdom but who are Commonwealth citizens, nationals of member states of the European Economic Area or fall within certain other categories of person within Section 278 of the Income and Corporation Taxes Act 1988 are entitled to the entire tax credit which they may set against their total United Kingdom income tax liability or, in appropriate cases, reclaim in cash. Non-United Kingdom resident Shareholders should consult their own tax advisers on the possible application of such provisions and the procedure for claiming any relief or credit in respect of such tax credit in their own jurisdictions. However, in general, no cash payment will be recoverable from the Inland Revenue in respect of the tax credit.

*Stamp Duty and Stamp Duty Reserve Tax ("SDRT")*

No stamp duty or SDRT will be payable on the issue of shares save that special rules apply to persons operating clearance services or depository receipt services.

A transfer or sale of shares will generally be subject to ad valorem stamp duty at the rate of 0.5 per cent rounded up to the nearest multiple of £5 on the amount or value of the consideration paid by the purchaser. If an unconditional agreement for the transfer of such Shares is not completed by a duly stamped transfer to the transferee by the seventh day of the month following the month in which the agreement becomes unconditional, SDRT will be payable on the agreement at the rate of 0.5 per cent of the amount or value of consideration paid. Liability to SDRT is generally that of the transferee. Where a purchaser or transfer is effected through a member of the London Stock Exchange or a qualified dealer, the said member or dealer will normally account for the SDRT.

When shares are transferred to a CREST member who holds those shares in uncertificated form as a nominee for the transferor, no stamp duty or SDRT will generally be payable.

When shares are transferred by a CREST member to the beneficial owner (on whose behalf it has held them as nominee), no stamp duty or SDRT will generally be payable.

Where a change in beneficial ownership of shares held in uncertificated form occurs and such change is for consideration in money or money's worth (whether the transferee will hold those shares in certificated or uncertificated form) a liability to SDRT at the rate of 0.5 per cent of the amount or value of the consideration will arise. This will generally be met by the new beneficial owner.

*Section 574 Relief*

Section 574 of the Income and Corporation Taxes Act 1988 permits a loss on investment in ordinary shares in a qualifying trading company to be relieved against an investor's taxable income as an alternative to setting the loss against capital gains. Upon making the appropriate claim, relief is given against income on the tax year in which the loss arises, or the preceding year.

*Inheritance Tax ("IHT") Relief*

Ordinary shares in companies admitted to trading on AIM, such as the Company, qualify for 100 per cent IHT Business Property Relief provided that they have been held for two years prior to an event giving rise to a potential charge of IHT. Any shareholder who has any doubts as to his IHT position should consult a professional adviser, especially before making any gift or transfer of shares.

10 **General**

10.1 Save as disclosed in this document, there has been no significant change in the financial or trading position of the Company since 31 December 2001, being the date to which the last audited financial statements of the Company were published.

10.2 The total costs and expenses payable by the Company in connection with or incidental to Admission including registration and London Stock Exchange fees, printing, advertising and distribution costs, legal and accounting fees and expenses, are estimated to amount to approximately £145,000 (excluding VAT).

10.3 Lewis Knight have given and have not withdrawn their written consent to the issue of this document with the inclusion of their report and to the references to their name in the form and context in which such references are included.

10.4 Nabarro Wells has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which such references are included.

10.5 J M Finn has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which such references are included.

10.6 Save as disclosed in this document no person (excluding professional advisers otherwise disclosed in this document and trade suppliers) has:

10.6.1 received, directly or indirectly, from the Company within 12 months preceding the date of this document; or

10.6.2 entered into contractual arrangements (not otherwise disclosed in this document) to receive, directly or indirectly, from the Company on or after Admission any of the following:

(a) fees totalling £10,000 or more; or

(b) securities in the Company with a value of £10,000 or more; or

(c) any other benefit with a value of £10,000 or more at the date of Admission

10.7 Save as disclosed in this document, no payment (including commissions) or other benefit has been or is to be paid or given to any promoter of the Company.

10.8 CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The Articles permit the holding and transfer of shares under CREST. The Company has applied for the Ordinary Shares to be admitted to CREST and it is expected that the Ordinary Shares will be so admitted, and accordingly enabled for settlement in CREST, as soon as practicable after Admission has occurred.

10.9 Other than the proposed application for Admission, the Ordinary Shares have not been admitted to dealings on any recognised investment exchange nor has any application for such admission been made, and it is not intended to make any other arrangements for dealings in the Ordinary Shares on any such exchange.

10.10 The financial information set out in this document relating to the Company does not constitute statutory accounts within the meaning of Section 240 of this Act. The statutory accounts of the Company for the 16 months ended 31 December 2000 and the year ended 2001 have been delivered to the Registrar of Companies. In respect of each of such accounts, the auditors gave unqualified reports and no statement under Section 237(2) or (3) of the Act was made.

10.11 Nabarro Wells has been appointed nominated adviser to the Company and is regulated in the UK by the Financial Services Authority.

10.12 The Company's accounting reference date is 31 December.

10.13 Save as disclosed in this document, there are no patents or other intellectual property rights, licences or particular contracts which are, or may be, of fundamental importance to the business of the Company.

10.14 Save as disclosed in this document, there are no investments in progress which are significant.

10.15 Save as disclosed in this document, the Directors are not aware of any exceptional factors which have influenced the Company's recent activities.

11 **Documents available for inspection**

Copies of the following documents may be inspected at the offices of Charles Russell, 8-10 New Fetter Lane, London, EC4A 1RS during usual business hours on any weekday (Saturday and public holidays excepted) for a period of 14 days following the date of this document:

11.1 the Memorandum and Articles of Association of the Company;

11.2 the audited accounts of the Company for the four months ended 31 December 1999, and the two years ended 31 December 2000 and 2001;

11.3 the report and letters set out in Part 4;

11.4 the Share Option Agreements referred to in paragraph 4 above;

11.5 the service agreements referred to in paragraph 5 above;

11.6 the material contracts referred to in paragraph 6 above; and

11.7 the written consents referred to in paragraph 10 above.

12 **Availability of Prospectus**

Copies of this document will be available to the public during normal business hours on any weekday (Saturdays and public holidays excepted) free of charge from the offices of Nabarro Wells at Saddlers House, Gutter Lane, London EC2V 6HS and shall remain available for at least one month after the date of Admission.

Dated 2 August 2002

Printed by Corporate & Commercial Printing Limited
L9746